Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO

FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Loss from operations	(38,942)	(130,538)	(110,732)	(119,076)	(75,846)	(33,950)
add: Fixed charges (see below)	124	399	383	344	173	58

Pre-tax loss from continuing operations plus fixed charges	(38,818)	(130,139)	(110,349)	(118,732)	(75,673)	(33,892)
Fixed charges:
Interest expense on indebtedness	—	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	124	399	383	344	173	58

Total fixed charges	124	399	383	344	173	58

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(38,942)	(130,538)	(110,732)	(119,076)	(75,846)	(33,950)

$ in thousands